Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for each of the periods indicated:

	Three months ended March 31,	Fiscal Years Ended December 31,
	2017	2016	2015	2014	2013

		(in thousands, except ratio computation)
Earnings:
Income (loss) from continuing operations	$(21,475)	$53,749	$8,991	$270,077	$71,052
Interest	7,136	24,651	25,924	27,060	19,378
Earnings available for fixed charges	$(14,339)	$78,400	$34,915	$297,137	$90,430
Fixed charges:
Interest	$7,136	$24,651	$25,924	$27,060	$19,378

Ratio of earnings to combined fixed charges and preferred share distributions (1)	—	3.2	1.3	11.0	4.7

(1) For the three months ended March 31, 2017, earnings were deficient to cover fixed charges by $21.5 million as a result of an operating loss for the quarter